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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                             STONE & WEBSTER, INC.
________________________________________________________________________________
                               (Name of Issuer)


                         COMMON STOCK, PAR VALUE $1.00
________________________________________________________________________________
                         (Title of Class of Securities)


                                   86157210
        _______________________________________________________________
                                (CUSIP Number)

                             Frank J. A. Cilluffo
                           Cilluffo Associates, L.P.
                         717 Fifth Avenue, 23rd Floor
                           New York, New York 10022
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 28, 1994
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 86157210                                       PAGE 2 OF 14 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cilluffo Associates, L.P.
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             827,700
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          827,700
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       827,700
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.53%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 86157210                                       PAGE 3 OF 14 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Zenith Associates, L.P.
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             26,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          26,000
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       26,000
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .17%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 86157210                                      PAGE 4 OF 14 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Frank and Irja Cilluffo Foundation, Inc.
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             10,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          10,000
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       10,000
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .07%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 86157210                                       PAGE 5 OF 14 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Frank J. A. Cilluffo
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF/00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          15,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             863,700
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          15,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          863,700
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       878,700
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.87%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 86157210                                       PAGE 6 OF 14 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Marvin E. Lesser
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             827,700
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          827,700
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       827,700
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.53%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 86157210                                       PAGE 7 OF 14 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      General Edward C. Meyer (Ret.)
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             827,700
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          827,700
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       827,700
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.53%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer

     This statement relates to the Common Stock, par value $1.00 per share (the "Shares"), of Stone & Webster, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 250 W. 34th Street, New York, NY 10119.

Item 2.  Identify and Background

     (a) and (b)

     This statement is filed by Cilluffo Associates, L.P. ("Cilluffo Associates"), Zenith Associates, L.P. ("Zenith"), Frank and Irja Cilluffo Foundation, Inc. (the "Foundation"), Frank J. A. Cilluffo, Marvin E. Lesser and General Edward C. Meyer (Ret.) (collectively, the "Reporting Persons"). The principal business of each of Cilluffo Associates and Zenith is investing in securities for its own account. Messrs. Cilluffo, Lesser and Meyer are managing general partners of Cilluffo Associates. Mr. Cilluffo is the sole managing general partner of Zenith. The Foundation is a not-for-profit foundation investing for its own account. Mr. Cilluffo is the President and a Director of the Foundation and has sole voting and dispositive power over the Shares owned by the Foundation. Irja Cilluffo is the Vice-President and Treasurer and a Director of the Foundation. There are no other executive officers or directors of the Foundation.

     Cilluffo Capital, L.P. ("Cilluffo Capital") is also a general partner of Cilluffo Associates. However, the management of Cilluffo Associates is vested in Mr. Cilluffo, and Cilluffo Capital has no voting or dispositive power over the Shares owned by Cilluffo Associates. Moreover, the management of Cilluffo Capital is vested exclusively in Mr. Cilluffo, who is the managing general partner of Cilluffo Capital. Cilluffo Capital's principal business is serving as a general partner of Cilluffo Associates.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person unless such Reporting Person has reason to believe that such information is inaccurate. By its or his signature on this statement, each of the Reporting Persons agrees that this statement is filed on behalf of it or him.

     (c) The principal business address of Cilluffo Associates is 717 Fifth Avenue, 23rd floor, New York, New York 10022. The principal business address of each of Zenith, the Foundation, Cilluffo Capital, Mr. Cilluffo, Mr. Lesser and Ms. Cilluffo is 439 Middle Street, Portsmouth, New Hampshire 03801. The address of General Meyer is 1101 S. Arlington Ridge Road, Arlington, VA 22202.

     (d) During the last five years, none of the Reporting Persons, Cilluffo Capital or Ms. Cilluffo has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons, Cilluffo Capital or Ms. Cilluffo has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Messrs. Cilluffo, Lesser and Meyer are United States citizens, Ms. Cilluffo is a citizen of Switzerland, each of Cilluffo Associates, Zenith and Cilluffo Capital is a Delaware limited partnership and the Foundation is a Delaware not-for-profit corporation.

Item 3.  Source and Amount of Funds or Other Consideration.

     The aggregate purchase price of the 827,700 Shares presently owned by Cilluffo Associates was $21,595,540 (including brokerage commissions). The aggregate purchase price of the 26,000 Shares presently owned by Zenith was $694,458 (including brokerage commissions). The aggregate purchase price of the 10,000 Shares present owned by the Foundation was $250,500 (including brokerage commissions). The aggregate purchase price of the 15,000 Shares presently owned by Mr. Cilluffo was $375,750 (including brokerage commissions).

Item 4.  Purpose of Transaction.

     The Shares owned by Cilluffo Associates, Zenith, the Foundation and Mr. Cilluffo were acquired for investment purposes. Such parties will periodically review their investments in the Shares and may, from time to time or at any time, determine to buy Shares or any other securities of the Company or sell Shares or such other securities in the open market, in privately negotiated transactions or otherwise.

     Except as otherwise stated herein, none of the Reporting Persons, Cilluffo Capital or Ms. Cilluffo has any present plan or proposal which relates to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any subsidiary thereof; (c) a sale or transfer of a material amount of assets of the Company or any subsidiary thereof; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

   (a) and (b)

                        Number of Shares           Percent of
Reporting Person       Beneficially Owned          Class (1)
- ---------------------  ------------------          ----------
Mr. Cilluffo                 878,700 (2)(3)(4)(5)     5.87%
Mr. Lesser                   827,700 (2)(5)           5.53%
Gen. Meyer                   827,700 (2)(5)           5.53%
Cilluffo Associates          827,700 (2)(5)           5.53%
Zenith                        26,000 (3)(5)            .17%
The Foundation                10,000 (4)(5)            .07%
- -------------------

(1) Based on the 14,977,866 Shares outstanding as of October 31, 1993, as reported in the Company's 10-Q for the fiscal quarter ended September 30, 1993.

(2) 827,700 Shares are directly owned by Cilluffo Associates, Messrs. Cilluffo, Lesser and Meyer, as managing general partners of Cilluffo Associates, are deemed to share voting and dispositive power over Shares.

(3) 26,000 Shares are directly owned by Zenith. Mr. Cilluffo, as managing general partner of Zenith, is deemed to share voting and dispositive power over such Shares.

(4) 10,000 Shares are directly owned by the Foundation. Mr. Cilluffo, as President of the Foundation, is deemed to share voting and dispositive power over such Shares.

(5) Although each of Cilluffo Associates, Zenith, the Foundation and Mr. Cilluffo could be deemed, by virtue of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the "Act"), to be the beneficial owner of the Shares owned by each of the others, each such party disclaims such beneficial ownership. To the knowledge of the Reporting Persons, Ms. Cilluffo is not the beneficial owner of Shares.

          (c) Certain information concerning transactions in the Shares effected by Cilluffo Associates during the past 60 days is set forth on Schedule I hereto. Except as set forth on Schedule I, no transactions in the Shares were effected by any of the Reporting Persons during such period.

          (d)  Not Applicable.

          (e)  Not Applicable.

Item 6. Contracts, Arrangements or Understandings With Respect to Securities of the Issuer.

          Not Applicable.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 1 -    Agreement Concerning Joint Filing of Schedule 13D.

                                   SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


March 10, 1994



                              CILLUFFO ASSOCIATES, L.P.

                              By:  /s/ Frank J. A. Cilluffo
                                   -----------------------------
                              Title:  Managing General Partner


                              ZENITH ASSOCIATES, L.P.

                              By:  /s/ Frank J. A. Cilluffo
                                   -----------------------------
                              Title:  Managing General Partner


                              FRANK AND IRJA CILLUFFO FOUNDATION

                              By:  /s/ Frank J. A. Cilluffo
                                   -----------------------------
                              Title:  President


                              /s/ Frank J. A. Cilluffo
                              ----------------------------------
                              Frank J. A. Cilluffo


                              /s/ Marvin E. Lesser
                              ----------------------------------
                              Marvin E. Lesser


                              /s/ Edward C. Meyer
                              ----------------------------------
                              General Edward C. Meyer (Ret.)

                                   SCHEDULE I

                      Transactions by Cilluffo Associates

                             Stone & Webster, Inc.

                      Number      Price
    Trade Date       of Shares  Per Share
- -------------------  ---------  ---------
January 19, 1994         1,800     $28.63
January 19, 1994         1,000     $28.75
January 20, 1994           900     $28.88
January 21, 1994         1,300     $28.88
January 25, 1994         2,100     $29.00
January 27, 1994           400     $29.13
January 27, 1994         1,000     $29.25
January 27, 1994         1,000     $29.00
January 28, 1994         1,200     $29.25
January 28, 1994           300     $29.38
January 31, 1994           200     $29.25
February 11, 1994          900     $30.38
February 14, 1994          200     $30.00
February 14, 1994        1,000     $30.13
February 15, 1994        1,800     $30.13
February 28, 1994       32,700     $30.50
February 28, 1994        2,400     $30.63
March 1, 1994           12,200     $30.88
March 1, 1994           27,300     $31.00
March 3, 1994              200     $30.38
March 4, 1994            2,800     $30.38
March 4, 1994            1,400     $30.25
March 7, 1994            1,400     $30.25
March 7, 1994           53,300     $30.00
March 9, 1994            4,000     $30.18

- -----------

All shares purchased on the New York Stock Exchange in brokerage transactions. The price is exclusive of brokerage commissions.

                       AGREEMENT CONCERNING JOINT FILING
                                OF SCHEDULE 13D


The undersigned agree as follows:

          (1) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


March 10, 1994


                              CILLUFFO ASSOCIATES, L.P.

                              By:  /s/ Frank J. A. Cilluffo
                                   -----------------------------
                              Title:  Managing General Partner


                              ZENITH ASSOCIATES, L.P.

                              By:  /s/ Frank J. A. Cilluffo
                                   -----------------------------
                              Title:  Managing General Partner


                              FRANK AND IRJA CILLUFFO FOUNDATION

                              By:  /s/ Frank J. A. Cilluffo
                                   -----------------------------
                              Title:  President


                              /s/ Frank J. A. Cilluffo
                              ----------------------------------
                              Frank J. A. Cilluffo


                              /s/ Marvin E. Lesser
                              ----------------------------------
                              Marvin E. Lesser


                              /s/ Edward C. Meyer
                              ----------------------------------
                              General Edward C. Meyer (Ret.)